

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2025

Daniel Dorfman
Manager
Roots Real Estate Investment Community I, LLC
1344 La France Street NE
Atlanta, GA 30307

> **Re: Roots Real Estate Investment Community I, LLC**
> **Post-Qualification Amendment No.5 to Offering Statement on Form 1-A**
> **Filed April 8, 2025**
> **File No. 024-11897**

Dear Daniel Dorfman:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No.5 to Offering Statement on Form 1-A

Cover Page

1. We acknowledge your response to prior comment 1 and reissue the comment. We again note the disclosure on page 45 that residents of the rental properties have the option, subject to the qualifications set forth in this offering circular, to invest the reimbursed fee and additional credits from RootsCom into this offering. Please clearly disclose this additional avenue of purchases for which the company will not receive cash compensation. We direct you to the Note to Rule 251(a) of Regulation A for the valuation of non-cash consideration. Please also provide additional details of the terms of this program.

Risk Factors, page 12

2. We note the revisions made in response to prior comment 3 regarding the arbitration provision and waiver of jury trial on page 57. Please revise to add risk factor disclosure, as previously requested.

Management Compensation, page 37

3.   We acknowledge your revisions and response to prior comment 6 and reissue the comment. Please revise the summary to include a summary of all the management fees. In addition, please revise the table to reflect the compensation paid for the last two completed fiscal years, as required by Items 402 and 404 of Regulation S-K. Lastly, we continue to note the references in the tabular headings to "estimated amount." It remains unclear why such amounts are estimates, in particular for the years ended 2022 and 2023, given the significant passage of time. Please revise or provide additional clarification.

4.   We also note that the acquisition fee reflects no fees paid in 2022 or 2023. We note that the Property Management Agreement Section IX.01 states such fees will be paid upon acquisition of each property. Given the acquisition of properties during such time, it is unclear why no fees were paid for these time periods. Please advise.

Real Estate Portfolio, page 49

5.   We acknowledge your response and revisions to prior comment 7. Please revise to provide disclosures that allow investors to understand the nature and composition of the portfolio as required by Items 14 and 15 of Form S-11. Given the lack of materiality of any particular asset, we direct your to Instruction 2 to Item 14. which indicates the information shall be given by such classes or groups and in such detail as will reasonably convey the information required.

Description of Our Units, page 53

6.   We acknowledge your response to prior comment 8. We note your narrative disclosure as to how your NAV is calculated and that you calculated the offering price to be $140.00 per share. Please revise the offering circular to provide tabular disclosure that demonstrates the components of your NAV calculation. Please also disclose historical NAV calculations.

Index to Consolidated Financial Statements, page F-1

7.   We note your offering circular was filed more than three months after the most recently completed fiscal year end. Please amend your offering circular to also include audited financial statements that consist of a balance sheet as of the most recently completed fiscal year end and statements of operations, cash flows, and members' equity for most recently completed fiscal year (i.e., as of and for the year ended December 31, 2024). Please refer to Part F/S of the General Instructions to Form 1-A.

Exhibits

8.   We acknowledge your response and revision to prior comment 11. We also note your property management agreement between it and its Manager, Roots REIT Management, LLC, as Exhibit 6.1. Please ensure the exhibit is filed in text-searchable format. Refer to Section 5.2.3.5 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S- T.

General

9.	We acknowledge your response to prior comment 12. Please update Part I, Item 6 to reflect the unregistered securities sold within the past year. This would include the amount sold under this Regulation A offering.

10.	We reissue prior comment 14. We note the certain relationships and related transactions in the Form 1-K and Form 1-SA. Please provide all the disclosure required by Item 404 of Regulation S-K. To the extent the Manager received equity in the property for the built in gain, please clearly disclose. Please also clearly disclose the policy regarding such transactions.

	We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Michael P. Williams